Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

July 16, 2015

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
(File Numbers: 811-02363 and 333-198846)
Registration Statement on Form N-2

Dear Mr. Parachkevov:

On behalf of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), we are filing a request for acceleration of the Registration Statement on Form N-2 (the “Registration Statement”) initially filed on September 19, 2014 and amended on July 6, 2015, July 10, 2015 and July 14, 2015, such that the Registration Statement will be declared effective on Thursday, July 16, 2015 or as soon thereafter as practicable.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103

www.BlankRome.com

California   •   Delaware   •   Florida   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Texas  •   Washington, DC   •   Hong Kong